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FIRM / AFFILIATE OFFICES
October 5, 2005 VIA EDGAR CORRESPONDENCE Larry Spirgel Assistant Director Division of Corporation Finance Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549	Boston Brussels Chicago Frankfurt Hamburg Hong Kong London Los Angeles Milan Moscow New Jersey	New York Northern Virginia Orange County Paris San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Re:	Cbeyond Communications, Inc.
Registration Statement on Form S-1
Filed May 16, 2005, as amended to date
File No. 333-124971

Dear Mr. Spirgel:

On behalf of our client, Cbeyond Communications, Inc. (the “Company”), this letter relates to the October 4, 2005 telephonic discussion among Kathleen Krebs, Derek Swanson and the undersigned.

The Company hereby confirms, as defined in our discussion, that the Company and each of Messrs. Luttrell and Rothman will enter into a Subscription Agreement, a form of which has been filed as Exhibit 10.22 to the Registration Statement, simultaneously with the Company and the underwriters’ execution of the Underwriting Agreement upon the Staff’s acceleration of the Registration Statement’s effectiveness. As a result of the simultaneous execution of the Subscription Agreement, neither Section 4(s) nor Section 4(t) of the Underwriting Agreement will have the effect of making the performance of the Underwriting Agreement conditional upon the Company’s concurrent offering to Messrs. Luttrell and Rothman.

In addition, pursuant to our discussion, the Company has (i) revised the prospectus cover page to identify the participating stockholders as two of the Company’s directors and to disclose that the participating stockholders will not purchase the shares unless the underwritten offering is consummated; (ii) modified the prospectus summary to fit within three pages; and (iii) updated the form of Subscription Agreement, filed as Exhibit 10.22, to include Exhibit A thereto.

If you have any questions or comments with regard to these responses or other matters, please contact Christopher L. Kaufman at (650) 463-2606 or the undersigned at (202) 637-2165.

Very truly yours,

/s/ Joel H. Trotter

Joel H. Trotter

of LATHAM & WATKINS LLP

cc:	James F. Geiger
J. Robert Fugate
Cbeyond Communications, Inc.

         Michael J. Murdy

Ernst & Young LLP

         Christopher L. Kaufman

Latham & Watkins LLP

         John T. Gaffney

Cravath, Swaine & Moore LLP

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